EXHIBIT 12.1

PROLOGIS
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollar amounts in thousands)

	Three Months Ended
	March 31,		Year Ended December 31,
	2005	2004	2004	2003	2002	2001	2000
Earnings from operations	$71,036	$45,872	$233,542	$249,190	$247,592	$126,822	$213,158

Add:
Interest Expense	36,608	39,623	153,334	155,475	152,958	163,629	172,191

Earnings, as Adjusted	$107,644	$85,495	$386,876	$404,665	$400,550	$290,451	$385,349

Fixed Charges:
Interest Expense	$36,608	$39,623	$153,334	$155,475	$152,958	$163,629	$172,191
Capitalized Interest	12,440	7,387	37,388	36,425	30,534	24,276	18,549

Total Fixed Charges	$49,048	$47,010	$190,722	$191,900	$183,492	$187,905	$190,740

Ratio of Earnings, as Adjusted to Fixed Charges	2.2	1.8	2.0	2.1	2.2	1.5	2.0